FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Tahoe Resources Inc. (“Tahoe”)
5310 Kietzke Lane, Suite 200
Reno, Nevada
89511

Item 2	Date of Material Change

February 8, 2016

Item 3	News Release

A news release was disseminated on February 8, 2016, through the facilities of Marketwired and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On February 8, 2016, Tahoe and Lake Shore Gold Corp (“Lake Shore Gold”) entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which, and subject to certain conditions including shareholder and court approval, Tahoe will acquire all of the issued and outstanding shares of Lake Shore Gold by way of a plan of arrangement completed under the Canada Business Corporations Act (the “CBCA”).

Under the terms of the Arrangement Agreement, all of the issued and outstanding common shares of Lake Shore Gold (other than those held by dissenting Lake Shore Gold shareholders, if any) will be exchanged on the basis of 0.1467 of a Tahoe common share per Lake Shore Gold common share (the “Exchange Ratio”).

Item 5	Full Description of Material Change

On February 8, 2016, Tahoe and Lake Shore Gold entered into the Arrangement Agreement, pursuant to which, subject to (i) the approval of the shareholders of each of Lake Shore Gold and Tahoe, (ii) the approval of the Ontario Superior Court of Justice, and (iii) the satisfaction or waiver of certain other closing conditions customary in transactions of this nature, Tahoe will acquire all of the issued and outstanding shares of Lake Shore Gold by way of a plan of arrangement completed under the CBCA (the “Transaction”).

Under the terms of the Arrangement Agreement, all of the issued and outstanding common shares of Lake Shore Gold (other than those held by dissenting Lake Shore Gold shareholders, if any) will be exchanged on the basis of the Exchange Ratio. Upon completion of the Transaction, existing Tahoe and Lake Shore Gold shareholders will own approximately 74% and 26% of the pro forma company, respectively, on a fully-diluted in-the-money basis.

Based on the closing price of Tahoe common shares on the Toronto Stock Exchange (“TSX”) on February 5, 2016, the offer implies a consideration of C$1.71 per Lake Shore Gold common share, representing a 14.8% premium to the closing share price of Lake Shore Gold on February 5, 2016 and a 28.6% premium to the closing share price of Lake Shore Gold on February 4, 2016. Based on each company’s 20-day volume weighted average price on the TSX, the Exchange Ratio implies a premium of 25.7% and 30.4% to Lake Shore Gold common shares for the periods ending February 5, 2016 and February 4, 2016, respectively. The implied equity value (assuming the conversion of in-the-money convertible debentures of Lake Shore Gold) is equal to C$945 million.

The Transaction will be effected by way of a plan of arrangement completed under the CBCA. The Transaction will require approval by 66 2/3% of the votes cast by the shareholders of Lake Shore Gold at a special meeting of Lake Shore Gold shareholders. The issuance of Tahoe common shares in connection with the Transaction will require the approval of a simple majority of the shareholders of Tahoe. Officers and directors of Lake Shore Gold and Tahoe have entered into voting support agreements, pursuant to which they will vote their common shares held in favour of the Transaction. In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

A change of control offer will be made for Lake Shore Gold’s outstanding 6.25% convertible senior unsecured debentures (the “Debentures”) in accordance with their trust indenture dated September 7, 2012. During the 30 day period following the effective date of the Arrangement Agreement, Debenture holders will receive notice (the “Debenture Change of Control Notice”) stating that a change of control has occurred along with an offer to purchase the Debentures at 100% of the principal amount plus accrued and unpaid interest on the date that is 30 business days following delivery of the Debenture Change of Control Notice. As part of the Arrangement Agreement, Lake Shore Gold has agreed not to purchase any of its outstanding securities. Accordingly, Lake Shore Gold is suspending its normal course issuer bid for the Debentures.

The Arrangement Agreement includes customary terms, representations and warranties, covenants and conditions, including customary deal protection provisions including, among other things, “fiduciary out” provisions that entitle Lake Shore Gold to consider and accept a “superior proposal” and a right in favour of Tahoe to match any superior proposal (as such term is defined in the Arrangement Agreement). The Arrangement Agreement provides for the payment of a termination fee of C$37.8 million to Tahoe and the reimbursement of costs up to a maximum of C$2.5 million under certain circumstances if the Transaction is not completed. The Arrangement Agreement also provides for the payment of a termination fee of C$20.0 million to Lake Shore Gold and the reimbursement of costs up to a maximum of C$2.5 million under certain circumstances if the Transaction is not completed.

The Arrangement Agreement has been unanimously approved by the boards of directors of Tahoe and Lake Shore Gold, and each board of directors recommends that their respective shareholders vote in favour of the Transaction. GMP Securities L.P. and BMO Capital Markets have provided opinions to the board of directors of Tahoe and to the special committee of independent directors of Lake Shore Gold, respectively, stating that, and based upon and subject to the assumptions, limitations, and qualifications set forth therein, the consideration offered pursuant to the Transaction is fair, from a financial point of view, to the Tahoe shareholders and Lake Shore Gold shareholders, respectively.

Upon completion of the Transaction, Tahoe has agreed that Alan Moon, currently Chairman of the board of directors of Lake Shore Gold, will join the board of directors of Tahoe.The shareholder meetings are scheduled to take place on March 31, 2016, subject to any adjournment or postponement in accordance with the terms of the Arrangement Agreement. Provided the required shareholder, court and regulatory approvals are obtained and all other closing conditions are satisfied or waived, the Transaction is expected to be completed in early April 2016.

A copy of the Arrangement Agreement is available under the SEDAR profile of both Tahoe and Lake Shore Gold at www.sedar.com.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Edie Hofmeister
Vice President Corporate Affairs and General Counsel
Telephone: (775) 448-5800

Item 9	Date of Report

February 18, 2016

Forward-Looking Statements

This material change report contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements include, but are not limited to, statements or information related to the details and expected completion of the Transaction, and the expected change of control offer for the Debentures.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: obtaining shareholder, regulatory and court approvals, and the timing therefor; Tahoe and Lake Shore Gold’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals; the price of silver, gold and other metals; prices for key mining supplies, including labour costs and consumables, remaining consistent with Tahoe and Lake Shore Gold’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; Tahoe and Lake Shore Gold’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian nuevo sol and the United States dollar remaining consistent with current levels; and Tahoe’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: Tahoe’s dependence on the Escobal and La Arena mines; the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in Guatemala and/or Peru; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on Tahoe’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labour and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with Tahoe’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to Tahoe, see the company’s Annual Information Form available on SEDAR under the heading “Description of Our Business – Risk Factors”. For a further discussion of risks relevant to Lake Shore Gold see the company’s Amended Annual Information Form available on SEDAR at www.sedar.com under the heading “Description of Business – Risk Factors”.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Tahoe does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws.